# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Old Point Financial (OPOF), CIK 0000740971
CUSIP: 680194107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 101 East Queen Street, Hampton, Virginia (VA), 23669
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001171520-17-000179
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Old Point Financial (OPOF)
Address of issuer's principal executive offices: 101 East Queen Street, Hampton, VA 23669

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following Reporting Persons:
FJ Capital Management LLC
Martin Friedman
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102
Citizenship:
FJ Capital Management LLC - Delaware limited liability companies
Martin Friedman - United States citizen

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 0 shares
Martin Friedman - 0 shares
Percent of class:
FJ Capital Management LLC - 0%
Martin Friedman - 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 0 shares
Martin Friedman - 0 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 0 shares
Martin Friedman - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (01/31/2025)
- Martin Friedman: Martin Friedman, Managing Member (01/31/2025)